February 3, 2024

VIA EDGAR

U.S. Securities and Exchange Commission Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ms. Rucha Pandit

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington D.C. 20549

Re: BBB Foods Inc.

Draft Registration Statement on Form F-1

File No. 333-284668

Request for Acceleration of Effective Date

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Banco BTG Pactual S.A. — Cayman Branch, Santander US Capital Markets LLC, and Scotia Capital (USA) Inc., as representatives of the several underwriters, hereby join in the request of BBB Foods Inc. that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on February 5, 2025, or as soon as possible thereafter.

Pursuant to Rule 460 under the Act, please be advised that we will take reasonable steps to secure adequate distribution of the preliminary prospectus, to the underwriters, dealers, institutions and others, prior to the requested effective time of the Registration Statement.

We have been informed by the participating underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

[Signature Pages Follow]

Very truly yours,

As representative of the several underwriters

J.P. MORGAN SECURITIES LLC

By:	/s/ Agustin Rapetti
Name:	Agustin Rapetti
Title:	Executive Director

Very truly yours,

As representative of the several underwriters

MORGAN STANLEY & CO. LLC

By:	/s/ Lulica Batista Rocha
Name:	Lulica Batista Rocha
Title:	Managing Director

Very truly yours,

As representative of the several underwriters

BANCO BTG PACTUAL S.A. — CAYMAN BRANCH

By:	/s/ Kevin Younai
Name:	Kevin Younai
Title:	Authorized Signatory

Very truly yours,

As representative of the several underwriters

SANTANDER US CAPITAL MARKETS LLC

By:	/s/ Conrad Rubin
Name:	Conrad Rubin
Title:	Managing Director

By:	/s/ Ryan Kelley
Name:	Ryan Kelley
Title:	Managing Director

Very truly yours,

As representative of the several underwriters

SCOTIA CAPITAL (USA) INC.

By:	/s/ John Cronin
Name:	John Cronin
Title:	Managing Director